June 7, 2011	David A. Fine T +1 617 951 7473 F +1 617 235 0030 david.fine@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Attention:  H. Christopher Owings/Lisa Kohl

Re:                               SEC Comment Letter dated May 20, 2011

Michaels Stores, Inc.
Registration Statement on Form S-4 filed on April 28, 2011 (File No. 333-173786)

Ladies and Gentlemen:

On behalf of Michaels Stores, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 1 to the above-referenced Registration Statement on Form S-4.  A copy of Amendment No. 1 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to the Registration Statement, as filed with the Commission on April 28, 2011 in response to the Comment Letter.

For reference purposes, the comments of the staff of the Division of Corporation Finance (the “Staff”), as reflected in the Comment Letter, are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

General

1.                                      We note that you are registering the 7.75% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:                                        As orally requested by the staff, the Company has filed the requested letter concurrently with the filing of this Amendment No.1 to the Registration Statement, stating that the Company is relying on the SEC’s position enunciated in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) and including the representations contained in the Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and the Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

2.                                      Please confirm to us that the offer will be open for at least 20 full business days, as the term is defined in Rule 14d-1(g)(3) of the Exchange Act, to ensure compliance with Rule 14e-1(a).  Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:                                        The Company confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Prospectus Cover Page

3.                                      Please disclose the following on the prospectus cover page:

•                  Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of new securities; and

•                  Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Response:                                        Based upon the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement.

The Exchange Offer, page 3

Acceptance of Outstanding Notes and Delivery of Exchange Notes, page 6

4.                                      We note your disclosure that you will deliver exchange notes “as promptly as practicable” following the expiration of the exchange offer.  Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable.  Please revise here and throughout the document, as necessary.

Response:                                        Based upon the Staff’s comment, the Company has revised the disclosure throughout the Registration Statement, as necessary.

Terms of the Exchange Offer, page 25

Expiration Date; Extensions, Amendments, page 26

5.                                      Please revise your disclosure regarding the ways in which you will announce any extension of the exchange offer to state that any such announcement will include the approximate number of securities deposited as of the date of extension, as required by Rule 14e-1(d).

Response:                                        Based upon the Staff’s comment, the Company has revised the disclosure on page 27 of the Registration Statement.

6.                                      We note your statement in the last paragraph of this section that you will promptly notify the holders of your outstanding notes in the event of a material change to your offering.  Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response:                                        Based upon the Staff’s comment, the Company has revised the disclosure on page 27 of the Registration Statement.

Item 21.  Exhibits and Financial Statement Schedules, page II-3

Exhibit 5.3 — Opinion of McInnes Cooper

7.                                      We note counsel’s statement on the second page of opinion that the opinion is given with respect to the laws “in effect on the date hereof” and that counsel does not “accept any responsibility to inform the addressees of any change in law subsequent to the date of [counsel’s] opinion . . . .”  Please have counsel revise the opinion to state that they do not have any responsibility to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

Response:                                        Based upon the Staff’s comment, McInnes Cooper, special Nova Scotia counsel to Michaels of Canada, ULC, will refile its opinion on the date of effectiveness.

8.                                      We note counsel’s statement in the final paragraph of the opinion that the opinion is “solely for the benefit of the addressee.”  You can limit reliance with regard to purpose, but not person.  Please revise.

Response:                                        Based upon the Staff’s comment, McInnes Cooper, special Nova Scotia counsel to Michaels of Canada, ULC, will revise its opinion to be filed on the date of effectiveness.  Counsel will revise the first two sentences of the final paragraph of its opinion to state:  “This opinion is rendered solely in connection with the transaction to which it relates and may not be quoted from, in whole or in part, or otherwise referred to or used for any purpose without our prior written consent, provided that we consent to the filing of this opinion as an exhibit to the Registration Statement.”

Exhibit 25.1 — Form T-1 Statement of Eligibility

9.                                      In your amended filing, please have the trustee file an updated consent and the latest report of condition as exhibits to the Form T-1.  See Item 16 to Form T-1.

Response:                                        Based upon the Staff’s comment, Law Debenture Trust Company of New York, as trustee to the Company, has revised its Form T-1.  The Company has filed the revised Form T-1 as Exhibit 25.1 to Amendment No. 1 to the Registration Statement.

Exhibit 99.1 — Form Letter of Transmittal

10.                               Please delete the language in the letter of transmittal requiring the note holder to represent that the holder “has read and agrees to” all of the terms of the exchange offer.

Response:                                        Based upon the Staff’s comment, the Company has revised the letter of transmittal.  The Company has filed the revised form of letter of transmittal as Exhibit 99.1 to Amendment No. 1 to the Registration Statement.

Item 22.  Undertakings, page II-7

11.                               Please include all required undertakings in your amended filing.  In this regard, we note your filing does not include the undertaking set forth in Item 512(a)(5)(ii) of Regulation S-K.

Response:                                        Based on the Staff’s comment, the Company has revised the Registration Statement to include the identified undertaking.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7473.

Very truly yours,

/s/ David A. Fine

David A. Fine
Attachments

cc: Charles M. Sonsteby
Navin Rao, Esq.